Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

(“Meeting”)

1.Date, Time and Place: October 28, 2021, at 11:00 a.m, by an exclusively digital meeting, pursuant to item 6.4 of the Internal Rules of Suzano’s (“Company”) Board of Directors.

2.Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The Executive Officers of the Company, Gabriella Moll and Stefan Tasoko also participated in the meeting.

3.Chairman and Secretary: The Meeting was chaired by Mr. David Feffer and Mr. Stefan Tasoko acted as secretary.

4.Agenda: To resolve on: (i) the results and quarterly financial information (ITR) for the quarter ended September 30, 2021; (ii) to approve the engagement of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) for a  Revolving Credit Limit, as well as approving the constitution of a mortgage guarantee in favor of BNDES within the scope of the transaction; (iii) the review of the Company's Code of Conduct; and (iv) the authorization of the Company's Board of Executive Officers, to take all the measures that may be necessary for the effectiveness of the resolutions approved.

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions: After analyzing and discussing the matters on the agenda, the Directors present at the Meeting unanimously and without reservations, resolved:

6.1.To express favorably on the results and quarterly financial information (ITR) for the quarter ended September 30, 2021, as presented to the Board of Directors and filed at the Company's headquarters, also authorizing its respective disclosure pursuant to the applicable legislation.

6.2.To approve the engagement of BNDES for a Revolving Credit Limit in the amount of up to R$ 3 billion, destined for recurrent investments by the Company, which may

(continued from the Board of Directors Meeting of Suzano S.A., held on October 28, 2021 at 11:00 a.m)

contemplate: (a) implementation, expansion and modernization of fixed assets; (b) acquisition of new machinery and equipment, including industrial sets and systems, produced in the country and accredited with BNDES, which present nationalization indexes equal to or greater than 60% (sixty percent) or that comply with the Basic Productive Process; (c) studies and engineering projects related to the implementation and expansion of fixed assets; (d) implementation of quality and productivity projects, research and development, technical and managerial training, technological upgrading and information technology; (e) working capital associated exclusively with investments for the implementation or expansion of fixed assets, calculated according to the specific needs of the enterprise; (f) social investment projects and programs; (g) environmental investments; and (h) investments in research, development and innovation, within the period defined in the Documents for the Use of Credit Limits (DUCL), according to the Operational Policies of the BNDES in effect.

Furthermore, the Directors expressly approved the constitution of a mortgage guarantee in favor of the BNDES on the property where the Três Lagoas, MS industrial complex is currently installed, registration number 84.752 of the Real Estate and Mortgage, Securities and Documents Registry Office of the District of Três Lagoas, MS, including the encumbrance, besides the land, the constructions, installations, machinery, equipment, and any present and future accessions, to guarantee the Revolving Credit Limit referred to in item 6.2 above.

6.3.To approve the revision of the Company's Code of Conduct, thus replacing the version currently in effect.

6.4.Regarding the approvals above, the members of the Board of Directors decide to authorize the Company's Executive Board of Officers to perform any and all acts and sign any and all documents necessary for the execution of the resolutions approved herein.

7.Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting was drafted, read and approved by all the Directors present.

São Paulo, SP, October 28, 2021.

__________________________ David Feffer Chairman of this Meeting and Chairman of the Board of Directors	__________________________ Stefan Tasoko Secretary of this Meeting
____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman of the Board of Directors	_____________________________ Daniel Feffer Vice-Chairman of the Board of Directors

(continued from the Board of Directors Meeting of Suzano S.A., held on October 28, 2021 at 11:00 a.m)

_____________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Nildemar Secches Director
______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Calvo Galindo Director
_____________________________ Rodrigo Kede de Freitas Lima Director	_____________________________ Paulo Rogerio Caffarelli Director

_____________________________

Hélio Lima Magalhães

Director